Schedule I
DIRECTORS AND EXECUTIVE OFFICERS OF
AT&T INC.

Name of Director	Business Address	Principal Occupation	Name, Address and Principal Business of Employer
Scott T. Ford	208 South Akard Street Dallas, Texas 75202	CEO of Westrock Coffee Company	Westrock Coffee Company 4009 N. Rodney Parham Rd., 4th Floor Little Rock, AR 72212 Westrock Coffee Company is a coffee, tea, flavors, extracts, and ingredients solutions provider.
Glenn H. Hutchins	208 South Akard Street Dallas, Texas 75202	Chairman of North Island Management, LLC	North Island Management, LLC 330 Madison Avenue, 33rd Floor, New York, NY 10017 North Island Management is a private investment firm.
William E. Kennard	208 South Akard Street Dallas, Texas 75202	Chairman of the Board of Directors of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
Stephen J. Luzco	208 South Akard Street Dallas, Texas 75202	Managing Partner of Crosspoint Capital Partners, L.P.	Crosspoint Capital Partners, L.P. 2500 Sand Hill Rd., Suite 300 Menlo Park, CA 94025 Crosspoint Capital Partners is private investment firm.
Marissa A. Mayer	208 South Akard Street Dallas, Texas 75202	CEO of Sunshine Products	Sunshine Products 444 High St. Palo Alto, CA 94301 Sunshine Products is a technology company.
Michael B. McCallister	208 South Akard Street Dallas, Texas 75202	Director	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
Beth E. Mooney	208 South Akard Street Dallas, Texas 75202	Director	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
Matthew K. Rose	208 South Akard Street Dallas, Texas 75202	Director	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
John T. Stankey	208 South Akard Street Dallas, Texas 75202	CEO of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
Cynthia B. Taylor	208 South Akard Street Dallas, Texas 75202	President and Chief Executive Officer of Oil States International, Inc.	Oil States International, Inc. Three Allen Center 333 Clay St, Suite 4620 Houston, TX 77002 Oil States International, Inc. is a diversified

			solutions and services provider for the oil and gas industry.
Luis A. Ubiñas	208 South Akard Street Dallas, Texas 75202	Chairman of the Statue of Liberty – Ellis Island Foundation	Statue of Liberty – Ellis Island Foundation 17 Battery Pl, Suite 324 New York, NY 10004 Statue of Liberty – Ellis Island Foundation is a nonprofit organization.

Name of Executive Officer	Business Address	Principal Occupation	Name, Address and Principal Business of Employer
John T. Stankey	208 South Akard Street Dallas, Texas 75202	Chief Executive Officer	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
F. Thaddeus Arroyo	208 South Akard Street Dallas, Texas 75202	Chief Strategy and Development Officer	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
Pascal Desroches	208 South Akard Street Dallas, Texas 75202	Senior Executive Vice President and Chief Financial Officer	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
Edward W. Gillespie	601 New Jersey Ave NW Washington, DC 20001	Senior Executive Vice President - External and Legislative Affairs	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
Kellyn S. Kenny	208 South Akard Street Dallas, Texas 75202	Chief Marketing and Growth Officer	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
Lori M. Lee	208 South Akard Street Dallas, Texas 75202	Global Marketing Officer and Senior Executive Vice President- HR and International	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
Jeremy Legg	1055 Lenox Park Blvd NE Atlanta, GA 30319	Chief Technology Officer	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
David R. McAtee II	208 South Akard Street Dallas, Texas 75202	Senior Executive Vice President and General Counsel	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202
Jeffery S. McElfresh	208 South Akard Street Dallas, Texas 75202	Chief Operating Officer	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202